

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 29, 2008

Via Facsimile and U.S. Mail

Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

RE: ImClone Systems Incorporated
Amended Schedule TO-T filed October 24, 2008
Filed by Alaska Acquisition Corporation and
Eli Lilly and Company
File No. 5-42743

Dear Mr. Armitage:

We have reviewed your filing and have the following comments.

Schedule TO-T/A
Exhibit (a)(1)(A): Offer to Purchase
Section 10. Source and Amount of Funds, page 28

1.   We note your response to comment 4 and reissue the comment. Item 1007(d) of
Regulation M-A requires disclosure of the material terms of any borrowings to be
obtained in connection with the offer transaction. Therefore, please revise to disclose the
material terms of any loans that you may obtain to pay for the offer consideration,
including the commercial paper in the ordinary course to be issued by Eli Lilly, the
unused portion of your existing line of credit with committed bank facilities, and your
financial arrangements with UBS Loan Finance LLC and Deutsche Bank AG Cayman
Islands. Additionally, please file any agreements that you have entered into or will enter
into in connection with the issuance of commercial paper, commitment letters or credit
facility agreements as required by Item 1016(b) of Regulation M-A.

*   *   *

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny,

Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.
Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: M. Adel Aslani-Far, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, New York 10022